Filed by InMed Pharmaceuticals Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InMed Pharmaceuticals Inc.

Commission File No.: 333-297234

Date: July 22, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of May 19, 2026 (as may be amended from time to time, the “Merger Agreement”), by and among InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (“InMed”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of InMed (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of InMed (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of InMed (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the “Second Merger” and, together with the First Merger, the “Merger”).

On July 22, 2026, Mentari published the following communication:

J U LY 2 0 2 6 Mentari Therapeutics Overview

2 Disclaimers The information contained in this presentation has been prepared by Mentari Therapeutics, Inc. and its affiliates ("we," "us," "our" or the "Company") and contains information pertaining to the business and operations of the Company. The information contained in this presentation: (a) is provided as at the date hereof, is subject to change without notice, and is based on publicly available information, internally developed data and third party information from other sources; (b) does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company; (c) is not to be considered as a recommendation by the Company that any person make an investment in the Company; (d) is for information purposes only and shall not constitute an offer to buy, sell, issue or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful. Where any opinion or belief is expressed in this presentation, it is based on certain assumptions and limitations and is an expression of present opinion or belief only. This presentation should not be construed as legal, financial or tax advice to any individual, as each individual's circumstances are different. This document is for informational purposes only and should not be considered a solicitation or recommendation to purchase, sell or hold a security. This presentation is for informational purposes only and only a summary of certain information related to the Company. The information contained herein does not constitute investment, legal, accounting, regulatory, taxation or other advice, and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial situation or particular needs. Statements in this presentation are made as of the date hereof unless stated otherwise herein, and neither the delivery of this presentation at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. The Company is under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk. The Company, its affiliates and advisors do not accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from the use of this document or its contents. No offer or solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional information and where to find it In connection with the proposed Transaction, InMed has filed with the SEC a registration statement on Form S-4 (the "S-4") on July 2, 2026, containing a preliminary proxy statement/prospectus of InMed and a management information circular relating to the proposed Transaction. The S-4 has not yet been declared effective. After the S-4 is declared effective by the SEC, a definitive proxy statement/prospectus and management information circular will be mailed to InMed's shareholders. INVESTORS AND SECURITY HOLDERS OF INMED AND MENTARI ARE URGED TO READ THE S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the S-4, and the proxy statement/prospectus and management information circular contained therein, as well as other documents filed with the SEC by InMed, through the SEC's website at www.sec.gov and on the Investors section of InMed's website. Forward-looking statements and other information Certain statements contained in this presentation that are not descriptions of historical facts are "forward-looking statements." When we use words such as "potentially," "could," "will," "projected," "possible," "expect," "illustrative," "estimated" or similar expressions that do not relate solely to historical matters, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause our actual results to differ materially from our expectations discussed in the forward-looking statements. This may be a result of various factors, including, but not limited to: our management team's expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the proposed business combination between InMed Pharmaceuticals Inc. ("InMed") and the Company (the "Transaction"), including the expected timing, completion and effects of the Transaction; the anticipated benefits of the Transaction, including the combined company's estimated pro forma capitalization, ownership structure and cash position; the concurrent private placement and expected use of proceeds, including subsequent tranches of the private placement; expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and therapies, including timing of regulatory filings and preclinical and clinical trials for MT-001, MT-002, MT-003 and other pipeline candidates; the potential clinical benefit and safety of product candidates targeting PACAP, CGRP and other migraine-related pathways, including as compared to third-party products and product candidates in development; expectations regarding the time period over which our capital resources will be sufficient to fund our anticipated operations; and statements regarding the market, competition, and potential opportunities for migraine prevention and treatment therapies. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. You are cautioned not to place undue reliance on any forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by this cautionary statement, to reflect events or circumstances after the date of this presentation. This presentation concerns drug candidates that are under preclinical investigation, and which have not yet been approved by the U.S. Food and Drug Administration. These are currently limited by federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. Participants in the Solicitation InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed's shareholders in connection with the proposed Transaction. Information about InMed's directors and executive officers, including a description of their interests in InMed, is contained in InMed's most recent Annual Report on Form 10-K and subsequent reports filed with the SEC and certain Canadian securities regulators. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of InMed's shareholders in connection with the proposed Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the registration statement on Form S-4 filed by InMed with the SEC on July 2, 2026 (which has not yet been declared effective), including the proxy statement/prospectus and management information circular contained therein, and will be contained in other relevant materials to be filed with the SEC in connection with the proposed Transaction (including any amendments or supplements thereto). These documents may be obtained free of charge as described under "Additional Information and Where to Find It" above. Market and Industry Data Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications and other data obtained from third-party sources as well as our own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third party sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. Statements as to our market and competitive position data are based on market data currently available to us, as well as management's internal analyses and assumptions regarding the Company, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such information contained in this presentation.

3 Updated Transaction summary Overview: Transaction between InMed Pharmaceuticals Inc. (InMed), including its wholly owned subsidiaries, and Mentari Therapeutics, Inc. (Mentari) Transaction Structure: InMed to acquire 100% of Mentari equity interests in a reverse triangular merger of a wholly owned subsidiary of InMed with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of InMed. Transaction intended to be structured as a tax-free event. Post-Closing Ownership: InMed holders expected to own ~1.15% (~$6.4M merger valuation); Mentari holders expected to own ~22.63% ($125.0M merger valuation); Initial Tranche Private Placement ~52.51% ($290.0M); Second Tranche Private Placement ~23.70% ($200.0M). Total value: ~$621.4M. Concurrent Financings: $290 million Initial Tranche Private Placement and $200.0 million Second Tranche Private Placement with each effected immediately prior to the Closing. Management and Board: Mentari's senior management team will operate the combined company. Post-Closing board to consist of a number of directors to be determined by Mentari (in its sole discretion), subject to Nasdaq independence requirements. Certain Closing Conditions: Customary conditions including absence of MAE; stockholder approval of each party; S-4/Proxy deemed effective by the SEC; Nasdaq new listing application with respect to post-Closing company; and any other required regulatory approvals. InMed Legacy Assets: InMed stockholders of record as of immediately prior to Closing would receive in aggregate 90% of any net proceeds received by Mentari from the sale of InMed Legacy Assets. At Closing, InMed to distribute legacy cash assets, if any, to pre-merger InMed stockholders. Lock-Up Agreements: Continuing executive officers and members of the board of directors of Mentari and InMed will agree to a 180-day lock-up post- Closing. SEC Filings: Parties to file Form S-4 with InMed to hold a stockholder meeting promptly following effectiveness of the Form S-4. Primary Use of Proceeds: The proceeds from the private placements are expected to be primarily used to advance the Mentari pipeline and deliver the following anticipated milestones: Phase 1 healthy volunteer data and Phase 2a proof-of-concept data in migraine patients for MT-001 and MT-002. Additionally, the proceeds support the clinical development of Mentari's broader migraine prevention pipeline and are expected to provide cash runway into 2029.

4 Estimated capitalization following closing of merger with InMed and pre-closing financings (initial and second tranches) Shares on an as-converted / as- exercised basis Expected ownership of the combined company InMed Shares of common stock outstanding (including upon exercise of outstanding warrants) 6,926,398 1.15% Mentari Therapeutics Shares of common stock outstanding (including shares underlying option grants + warrants) Series Seed Shares Series A shares 12,279,936 41,212,000 82,586,164 98.85% Pre-closing Financing (Initial Tranche) Shares of common stock and/or pre-funded warrants 315,701,158 Pre-closing Financing (Second Tranche) Shares of common stock and/or pre-funded warrants 142,490,156 Estimated total shares of common stock of the combined company post-closing 601,195,812

# Mentari is developing potentially best-in-class therapies for the prevention of migraine

## MENTARI'S PROGRAMS HAVE POTENTIAL TO PROVIDE FREEDOM FROM THE DEBILITATING EFFECTS OF MIGRAINE

- Broadest pipeline of **migraine prevention mechanisms** to deliver enhanced efficacy
- Formulated to **maximize convenience for patients** with a chronic disease
- Programs discovered by **Paragon Therapeutics**

| Program | Target | Discovery | IND-enabling | Clinical |
|---|---|---|---|---|
| **MT-002** | **Anti-CGRP x PACAP** *(SC)* | → | → | CTA or IND expected 1Q27 |
| **MT-001** | **Anti-PACAP** *(SC)* | → | → | CTA expected MY26 |
| **MT-003*** | **Anti-CGRP** *(Quarterly SC)* | → | | |
| **MT-004*** | **Novel target** *(migraine prevention)* | → | | |
| **MT-005*** | **Novel target** *(migraine prevention)* | → | | |

PACAP: Pituitary Adenylate Cyclase-Activating Polypeptide; CGRP: Calcitonin Gene-Related Peptide; SC: subcutaneous; IND: Investigational New Drug Application; CTA: Clinical Trial Application. *Mentari has option to license MT-003, MT-004, and MT-005 under Paragon agreement.

MENTARI THERAPEUTICS
5

# Mentari Therapeutics was founded to solve a significant unmet need in a debilitating disease with global impact

### Migraine affects 1B+ patients globally

*Anti-CGRP therapies expected to generate* ***~$11B in revenue by 2031,*** *reaching mega-blockbuster status*

### Unmet need remains despite broad uptake of anti-CGRPs

***Fewer than a third of patients*** *have an optimal response to anti-CGRP therapy*

### Emerging targets provide new opportunities

***Bispecific (anti-CGRP x PACAP)*** *with convenient dosing poised to disrupt the treatment paradigm*

***Broad pipeline of targets*** *enables unique migraine prevention combos for enhanced efficacy*

### Mentari has a rapid path to value creation

*Potential BIC bispecific (anti-CGRP x PACAP)* ***FIH filing expected early 2027****, with PK data expected later in 2027*

BIC: Best-in-Class, FIH: first-in-human. Sources: Steiner 2023 Nat Rev Neurol. Buse 2026 Neurol. Ther. Ashina 2024 NEJM. Lundbeck Press Release (February 12, 2026); Anti-CGRP therapies FDA labels

MENTARI THERAPEUTICS
6

7 Migraine is a mega-blockbuster market with anti-CGRP therapies alone expected to peak at ~$11B in revenue by 2031 1.3 2.2 1.4 2.4 0 2 4 6 8 10 12 2022 2023 2024 2025 2026E 2027E 2028E 2029E 2030E 2031E 2021 2020 2019 0.1 0.7 1.3 2.5 2.9 4.2 5.6 6.4 7.9 8.7 9.4 10.0 10.6 10.9 2018 Expected sales growth for preventive therapies of $2.6B (9% CAGR) Three preventive therapies (Emgality, Vyepti, and Qulipta) are each expected to reach $1B in annual sales, along with one acute (Ubrelvy) and one that is both preventive and acute (Nurtec / Vydura); CAGR = Compound Annual Growth Rate. Source: GlobalData Both (i.e., rimegepant) Acute Preventive Anti-CGRP therapies are annualizing at >$6B currently, with preventive treatments representing a majority of sales and significant market growth still expected Global sales ($B) 3.7 6.3

# While anti-CGRPs generate billions in revenue, there is still significant unmet need as many patients do not adequately respond



Unmet Need
40-50% of patients don't achieve a 50% reduction in migraine days
Patients with > 50% Reduction in MMDs
100%
80
60
40
20
0
0
2
4
6
8
10
12
14
16
Dosing Frequency (weeks)
QULIPTA (atogepant) tablets
Nurtec ODT (rimegepant)
QULIPTA (atogepant) tablets
Emgality (galcanezumab-gnlm)
aimovig (erenumab)
AJOVY (fremanezumab-vfrm)
AJOVY (fremanezumab-vfrm)
aimovig erenumab
Emgality (galcanezumab-gnlm)
vyepti (eptinezumab)
vyepti (eptinezumab)
Episodic
Chronic

## KOL Feedback

*"For most preventive medications, the* ***drugs work ~60% of the time****… that is a 50% reduction in headache frequency, whether it's Botox or antibodies."*

*"****30% are desperately disappointed*** *because nothing happens [with anti-CGRPs]… there is* ***substantial unmet need****."*

*"****30-40% of patients don't respond*** *to CGRPs…"*

***"I bet the percent that are having a suboptimal response or need other options is at least 50%."***

MMDs: monthly migraine days. Emgality episodic averaged across Phase 3 EVOLVE-1 & -2 trials. Vyepti 300mg Q12W dose. Ajovy 225mg Q4W dose, Ajovy can also be dosed 675mg Q12W but requires 3 injections. Aimovig 140mg Q4W dose. Nurtec ODT 75mg BID dose. Qulipta 60mg QD dose. Qulipta episodic averaged across pivotal ADVANCE and NCT02848326 trials. Sources: FDA Labels, KOL calls. Emgality, Ajovy, Aimovig, Vyepti, Nurtec, Qulipta are trademarks of Eli Lilly, Teva, Amgen, Lundbeck, Pfizer, and AbbVie, respectively.

MENTARI THERAPEUTICS
8

# CGRP & PACAP act through independent signaling pathways with established relevance in migraine pathophysiology

## CGRP & PACAP signal via **discrete receptors** that **converge at downstream** migraine sites



CGRP
PACAP
Canonical
$AMY_1$
$PAC_1$
$VPAC_1$
$VPAC_2$
MRGX2
cAMP
cAMP
$IP_3/Ca^{2+}$
$IP_3/Ca^{2+}$
PKA
EPAC
Recycled
Recycled
Endosome
Endosome
Degraded
Degraded
Endosomal signals
Endosomal signals
Targets
(e.g. MAPKs, ion channels, genes)

## CGRP & PACAP act on orthogonal pathways, **driving unique biology with overlapping impact in migraine**

| | *PACAP* | *CGRP* |
|---|---|---|
| **Peptide is vasodilatory** | ✓ | ✓ |
| Expressed in **trigeminal ganglia sensory neurons** | ✓ | ✓ |
| Receptors activate **cAMP-dependent** mechanisms | ✓ | ✓ |
| Peptide infusion provokes **light aversion** & **mechanical allodynia** in preclinical models | ✓ | ✓ |
| Preclinical **mechanistic independence** (PACAP effects not blocked by CGRP inhibition & vice versa) | ✓ | ✓ |
| Peptide **expressed in parasympathetic neurons** of sphenopalatine ganglion | ✓ | |
| Peptide infusion triggers **premonitory symptoms** in ~50% of human subjects | ✓ | |
| Peptide infusion **induces migraine-like headaches** in humans | ✓ | ✓ |
| Selective inhibition has shown **preclinical & clinical efficacy** | ✓ | ✓ |

**Dual CGRP and PACAP inhibition has potential to improve efficacy through synergy for patients**

Sources: Pietra 2025 Cephalalgia. Kuburas 2023 J Headache and Pain. Guo 2023 Neurobiol Dis. Ashina 2024 NEJM.

MENTARI THERAPEUTICS
9

10 -8 -6 -4 -2 0 Comparison is for illuatrative purposes only. No head-to-head trials have been conducted. Illustrated trials had different patient populations and trial designs. All data ranges reflect Wk12 measures. Anti-CGRPs: Emgality (SC): EVOLVE-2 (Skjarevshi 2018 Cephalagia), EVOLVE-1 (Stauffer 2018 NEJM), REGAIN: Detke 2018 Neurol. Ajovy (SC): NCT02629861, NCT02629861. Vyepti (IV): FDA label. Anti-PACAP: Bocunebart data PROCEED IV doses A, B and C not disclosed (Ailani 2026 AHS). PROCEED SC doses: 150, 300 mg (Lundbeck patent WO2026/120069 AI). For anti-CGRPxPACAP: All 12wk anti-CGRPs were added to 12wk anti-PACAP observations to predict high and low additive efficacies. Targeting CGRP and PACAP together is expected to deliver more migraine relief than inhibiting CGRP or PACAP alone Potential for synergistic effects PACAP CGRP in migraine Predicted pbo-adj Δ in monthly migraine days (MMD), W12 CGRP PACAP CGRP x PACAP (-0.4, -2.46) (-0.7, -2.6) (-1.10, -5.06) For illustrative purposes only No head-to-head studies were conducted Additive effect of dual CGRP & PACAP inhibition

MT-002

# MT-002 is a bispecific antibody targeting CGRP and PACAP, aiming for best-in-indication efficacy

## Dual CGRP & PACAP inhibition

- Utilizes **validated CGRP epitope**
- Blocks PACAP activity with **potency in-line with bocunebart**
- Expected to **deliver increased efficacy** over anti-CGRP and anti-PACAP monotherapies
- Leverages **favorable safety profiles** of anti-CGRP and anti-PACAP monotherapies

## Half-life extension

- Incorporates **clinically validated Fc modification** to extend half-life significantly

**Novel IP for composition of matter into 2040s**


MT-002

## Subcutaneous formulation

- Plans incorporate patient-friendly **autoinjector** at launch

## 1+1 IgG-like format

- Designed to have **mAb-like properties**

## Effector-null IgG1 Fc

Potency comparison determined to be similar or better on functional ligand blockade based on studies conducted by Paragon. Paragon generated bocunebart based on published sequence.

MENTARI THERAPEUTICS

11

MT-002

# MT-002 is designed to target efficacious exposures for both CGRP and PACAP with patient-centric SC dosing

MT-002 has a **~22-day NHP half-life**, translating to a **projected ~77-day half-life in humans**


1000
100
10
1
0.1
Serum Concentration (µg/mL)
MT-002
Reference PACAP mAb
Reference CGRP mAb
0
7
14
21
28
35
42
49
56
63
70
77
84
Days Post Injection

High probability of **convenient Q4W or Q8W SC dosing for MT-002** based on updated dose projections

*"If the combined is more effective, then I would* ***preferentially use that****. So that would* ***come before either of the other two options*** *… all my patients who I'm trying on a [CGRP] would* ***instead be tried on … the combined therapy****."*

- US KOL

MENTARI THERAPEUTICS

NHP: non-human primate. PK plots combine data from two separate studies. Reference anti-PACAP mAb generated internally based on published INN for bocunebart. Dose projections assume MT-002 has a half-life of 77 days in humans, and an anti-PACAP arm has 0.7x potency of reference anti-PACAP mAb. Projected dose for MT-002 reflects dose exposure projected to match 480 mg bocunebart IV Q4W on Ctrough and AUC.

12

MT-002

# MT-002 builds on established safety of anti-CGRPs and emerging safety of anti-PACAP

## Anti-CGRP mAbs have established safety, with >6 years on market

- <5% AE-related discontinuation in long-term OLEs
- Injection site reactions only AE that differs from placebo

*"The side effect profile really of Ajovy and Emgality is extremely clean… it's rare to have a medication with so few side effects."*

- US KOL

## Safety of the combination is consistent with monotherapies

- Bocunebart (anti-PACAP) co-administered with ubrogepant (anti-CGRP) was well tolerated

## Anti-PACAP mAb demonstrated clean safety profile in Ph2 clinical trials

- Bocunebart AEs comparable to placebo in Ph2a
- No new safety signals detected in PROCEED Ph2b

*"I didn't really see anything that was concerning to me…The same as when the CGRP antagonists came onto the market, they really seemed to both have pretty clean profiles."*

- US KOL

Combined targeting may **enhance efficacy while preserving safety and tolerability**

MENTARI THERAPEUTICS

AE: adverse events, OLE: open label extensions. AE-related discontinuation rate based on Emgality REGAIN OLE (12 months), Vyepti SUNSET (60 weeks) and Ajovy FOCUS OLE (6 months). Sources: Pozo-Rosich 2022 Curr Med Res Opin. Takeshima 2025. J Headache Pain. Ashina 2021 J Headache Pain. Ashina 2024 NEJM. Lundbeck Feb 2026 press release. Ailani 2026 Am Headache Soc meeting

13

14 Notes: Inadequate responders defined as patients who do not reach >50% reduction in monthly migraine days (MMD) (combined partial and non-responders). TAM estimates based on projections for 2033 of ~$10,000 WAC per patient, assuming 1.2M patients on anti-CGRP mAbs, 55% responders (>50% reduction in MMD), 25% partial response (>30% reduction in MMD), and 20% failures (<30% reduction in MMD). Sources: Ashina 2024 NEJM. Buse 2026 Neurol Ther. Guo 2023 Neurobiol Dis. Kuburas 2021 J. Neurosci. Kuburas 2023 J Headache and Pain. Overeem 2022 Cephalalgia. Amiri 2021 Front Neurol. Lundbeck Press Release (Feb 2026). Emgality, Ajovy, Vyepti, Aimovig FDA labels. GlobalData. Internal data. KOL interviews. MT-002 with convenient dosing poised to disrupt the treatment paradigm $2B+ 2L after CGRP failure $5B+ All CGRP inadequate responders $10B+ Preferred 1L biologic 2L treatment post-anti-CGRP failure alone represents a blockbuster opportunity Base-case market opportunity: ~40-50% of patients with inadequate response to anti-CGRP monotherapy Upside opportunity: Potential for preferred 1L biologic if superior efficacy to anti-CGRP monotherapy MT-002

15 Migraine offers rapid path to value creation, with multiple near-term catalysts expected for MT-002 FIH: first-in-human, BLA: Biologics license application, IV: intravenous, SC: subcutaneous Activity 2026 2027 2028 Phase 1 Healthy volunteers (IV & SC) Phase 2 Chronic & Episodic migraine YE 2027 Phase 1 data, confirming PK and early safety YE 2028 Potential Phase 2a data, early efficacy data on key clinical endpoints that are consistent between phases 2 and 3 Migraine • Established regulatory path, with opportunities to expedite development • Benchmark timing from FIH to BLA: <7 yrs Q1 2027 Phase 1 filing

MT-001

# MT-001 is a potentially best-in-class anti-PACAP mAb

## Blocks PACAP with equal or better affinity to bocunebart

- **Validated** mechanism of action
- Observed **similar potency** vs. bocunebart
- Predicted to **meet or beat efficacy**
- Predicted **equivalent safety**

## Subcutaneous formulation

- Targeting lower dose to enable convenient SC autoinjector format

## Half-life extension through validated Fc modification

- Longer exposure to reduce dosing frequency

## Effector-null IgG1 Fc

## Novel IP for composition of matter into 2040s



MT-001

Affinity and potency comparison determined to be similar or better on functional ligand blockade based on studies conducted by Paragon. No clinical head-to-head comparison studies have been conducted. Bocunebart generated based on published sequence.

MENTARI THERAPEUTICS 16

17 MT-001 has demonstrated similar in vitro potency to reference anti- PACAP across PACAP isoforms, multiple receptors, and cell lines Data shown is mean of 3 technical replicates ± sd. Representative data shown in VPAC2R (overexpression line using CHO). Reference anti-PACAP mAb generated internally based on published INN for Lu bocunebart. Internal data MT-001 shows inhibition of PACAP38-induced cAMP similar to reference anti-PACAP mAb MT-001 shows inhibition of PACAP27-induced cAMP similar to reference anti-PACAP mAb MT-001

MT-001

# MT-001 is expected to match reference antibody's efficacious exposures with convenient Q3M SC dosing

MT-001 has a **~23-day NHP half-life** translating to a **projected ~81-day half-life in humans**



Serum Concentration (µg/mL)
1000
100
10
1
0.1
0
7
14
21
28
35
42
49
56
63
70
77
84
91
Days Post Injection
MT-001
Reference PACAP mAb

High probability of **convenient Q3M SC dosing for MT-001** based on updated dose projections, matching 480 mg bocunebart IV Q4W on Ctrough and AUC

MENTARI THERAPEUTICS

NHP: non-human primate. Reference anti-PACAP mAb generated internally based on published INN for bocunebart. Projected dose for MT-001 reflects dose exposure projected to match 480 mg bocunebart IV Q4W on Ctrough and AUC.

18

MT-003

# MT-003 is a potential best-in-class anti-CGRP mAb with convenient Q3M SC dosing

## Single-Agent Opportunity

**Potential Best-in-Class anti-CGRP mAb**
Single Q3M SC autoinjection

**Highly validated target in a growing $11B peak class** (expected by 2031)

**Only approved 4 dose/year regimen is IV**

## MT-003 projected to match efficacy of anti-CGRPs with convenient Q3M+ SC dosing



Annual doses
Aimovig
SC Q4W
Emgality
SC Q4W
Ajovy
SC Q4W/3M*
Vyepti
IV Q3M
MT-003
SC Q3M

*Ajovy is 12 injections per year, with either 1 SC injection monthly or 3 SC injections quarterly. SC: subcutaneous, mAb: monoclonal antibody, IV: intravenous. Mentari has option to license MT-003 under Paragon agreement.

MENTARI THERAPEUTICS 19

# With less burdensome dosing, MT-003 has potential to become the preferred anti-CGRP therapy

**Patients and physicians prefer quarterly dosing**

[A Q3M SC anti-CGRP] "would easily become **50% of my patients**... I think **people like that idea**,

- US KOL

**"Patients are more compliant when it's quarterly."**

- US KOL

"if it gave similar results to Ajovy, Emgality, Vyepti, **but it's a quarterly injection**, yeah, I think **people would be very interested in that**."

- US KOL

MT-003 has a **~19-day NHP half-life**, translating to a **projected 67-day half-life in humans**



1000
100
10
1
0.1
Serum Concentration (µg/mL)
MT-003 Top Clone
Reference (anti-CGRP)
0
7
14
21
28
35
42
49
56
63
70
77
84
Days Post Injection

NHP: non-human primate. Reference anti-CGPR is a representative anti-CGRP monoclonal antibody. Mentari has option to license MT-003 under Paragon agreement.

MENTARI THERAPEUTICS 20

21 MT-003 creates opportunity for best-in-indication combinations BIC: best-in-class, MOA: mechanism of action. Mentari has option to license MT-003 under Paragon agreement. MT-003 Highly validated Safe drug class BIC dosing CGRP Novel MOA with compelling single-agent efficacy BIC dosing Novel MOA Potential for best-in-indication efficacy Combinations for migraine Illustrative

22 Pipeline contains additional potentially best-in-class antibodies against novel migraine prevention targets DC: drug candidate. Mentari has option to license MT-004 and MT-005 under Paragon agreement. ▪ MT-005 ❑1H27 DC Selection Additional Pipeline Opportunities Differentiated targets in headache disorders: Targets are distinct from CGRP with the potential for improved efficacy Improved design: MT-004 and MT-005 are engineered to be best-in-class Enabling potential best-in-indication combinations Upcoming expected catalysts: ▪ MT-004 ❑1Q27 DC Selection MT-004 MT-005

# Current runway expected to fund Mentari through multiple value inflection points

| | 2026 | 2027 | 2028 |
|---|---|---|---|
| **MT-002** (Anti-CGRP x PACAP bispecific) | 1Q – DC selection | **1Q – IND or CTA**<br>**YE – Ph1 HV data** | |
| **MT-001** (Anti-PACAP) | MY – IND or CTA | MY – Ph1 HV data | Ph2a PoC in migraine patients |
| **MT-003** (Anti-CGRP) | MY – DC selection | | |
| **MT-004** (Undisclosed) | | 1Q – DC selection | |
| **MT-005** (Undisclosed) | | 1H – DC selection | |

Note: All catalyst timings are preliminary and subject to change. Mentari has option to license MT-003, MT-004, and MT-005 under Paragon agreement.

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# Migraine therapies have generated multiple significant M&A outcomes and are highly valued by large pharma

| Acquirer | Target | Deal economics (year) | Status of lead asset at deal |
|---|---|---|---|
| Pfizer | biohaven | **$11.6B (2022)** | Oral CGRP-R antagonist (rimegepant / Nurtec / Vydura) **approved in 2020** |
| Lundbeck | ALDER BIOPHARMACEUTICALS | **~$2B (2019)** | Anti-CGRP mAb (eptinezumab, now approved as Vyepti) **submitted for approval** |
| Lilly | CoLucid pharmaceuticals, inc. | **~$1B (2017)** | Oral 5-HT1F serotonin receptor agonist (lasmiditan, now approved as Reyvow / Rayvow) **in Ph3s** |
| teva | LABRYS BIOLOGICS | **$825M (2014)**<br>*$200M upfront, $625M milestones* | Anti-CGRP mAb (fremanezumab, now approved as Ajovy) **in Ph2b** |

mAb: monoclonal antibody, R: receptor. Sources: Company press releases; GlobalData

MENTARI THERAPEUTICS 24

25 • Led Avadel as CEO from development-stage organization through commercialization and acquisition by Alkermes for up to $2.4B • Over 30 years industry experience, with leadership roles at Linden Capital Partners, Lumara Health, Ther-Rx Corp, Sanofi and Schering-Plough Mentari led by team with deep expertise in drug development Julianne Bruno Chairperson, Board of Directors Michelle Pernice Board of Directors Laura Sandler Board of Directors Greg Divis Chief Executive Officer, Board of Directors Management Team Board of Directors

Thank you

27 MT-001 and MT-002 have broad ligand-receptor coverage across multiple PACAP pathways Sources: Internal data; Pellesi 2021 JAMA Network Open. Amin 2014 Brain. Rasmussen 2023 J Headache Pain. "+" denotes relative magnitude of potential inhibitory activity Meningeal mast cell degranulation Neurogenic Type 2 inflammation Neuropeptide secretion Neurogenic vasodilation PACAP38 PACAP27 VIP Bocunebart MT-001 & MT-002 Receptor Ligand MT-001 & MT-002 Bocunebart PAC1R PACAP38 +++ +++ PACAP27 +++ +++ VIP + + VPAC1R PACAP38 +++ +++ PACAP27 +++ +++ VIP + + VPAC2R PACAP38 +++ +++ PACAP27 +++ +++ VIP + + MRGPRX2 PACAP38 +++ +++ PACAP27 +++ +++ VIP + + MT-001, MT-002 and bocunebart have similar binding profiles across key ligands PAC1R VPAC1R VPAC2R MRGPRX2 Appendix

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the proposed merger of InMed and Mentari; the expected timing, completion and anticipated benefits of the merger, including the combined company’s estimated pro forma capitalization, ownership structure and cash position; and the strategy, plans, objectives and leadership of Mentari and the combined company; the concurrent private placement and expected use of proceeds, including subsequent tranches of the private placement; expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and therapies, including timing of regulatory filings and preclinical and clinical trials for MT-001, MT-002, MT-003 and other pipeline candidates; the potential clinical benefit and safety of product candidates targeting PACAP, CGRP and other migraine-related pathways, including as compared to third-party products and product candidates in development; expectations regarding the time period over which Mentari’s capital resources will be sufficient to fund its anticipated operations; and statements regarding the market, competition, and potential opportunities for migraine prevention and treatment therapies. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “potential,” “will” and similar expressions identify forward-looking statements. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the merger may not be completed on the anticipated timeline or at all; the failure to obtain the required InMed shareholder and Mentari stockholder approvals or to satisfy other closing conditions, including effectiveness of the registration statement on Form S-4; the risk that any concurrent financing is not completed on the expected terms or at all; risks relating to the redomestication, reverse stock split and Nasdaq continued-listing requirements; risks inherent in preclinical and clinical development, the regulatory review and approval process and commercialization of product candidates; and the other risks described in InMed’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulators, including the Form S-4 and the proxy statement/prospectus and management information circular relating to the merger. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on them as predictions of future events. Except as required by law, neither InMed nor Mentari undertakes any obligation to update any forward-looking statement.

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No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 has not yet become effective. After the Form S-4 is declared effective, InMed will mail a definitive proxy statement/prospectus and management information circular to its shareholders and to Mentari’s stockholders. INVESTORS AND SECURITYHOLDERS OF INMED AND MENTARI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report on Form 10-K and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.

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